October 31, 2018

John Costain
Chief Executive Officer
KNOT Offshore Partners LP
2 Queen's Cross
Aberdeen, Aberdeenshire AB15 4YB
United Kingdom

       Re: KNOT Offshore Partners LP
           Registration Statement on Form F-3
           Filed October 23, 2018
           File No. 333-227942

Dear Mr. Costain:

       This is to advise you that we have not reviewed and will not review your registration statement.

        Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Please contact John Stickel at 202-551-3324 with any questions.



                                                            Sincerely,

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